Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Seneca Bancorp, Inc.:

Name	State of Incorporation

Seneca Savings Bank, National Association*	United States
Seneca Savings Insurance Agency, Inc.**	New York

* As part of the conversion, Seneca Savings will convert its charter to a national bank and will be renamed Seneca Savings Bank, National Association.

** Subsidiary of Seneca Savings